

DIVISION OF
CORPORATION FINANCE

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

June 24, 2010

Mr. Philippe D. Dauman
President and Chief Executive Officer
Viacom Inc.
1515 Broadway
New York, New York 10036

> **Re:** **Viacom Inc.**
> **Form 10-K for fiscal year ended December 31, 2009**
> **Filed February 11, 2010**
> **File No. 001-32686**

Dear Mr. Dauman:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Larry Spirgel
Assistant Director

cc: Mr. Stephen T. Giove, Esq.
Shearman & Sterling LLP
Via Facsimile: (646) 848-7325

Mr. Thomas E. Dooley
Chief Financial Officer, Viacom Inc.
Via Facsimile: (212) 846-1640